

ANNUAL REPORT

2025

Financial Highlights

(In thousands, except per share data)

FOR THE YEAR	2025	2024
OPERATING PERFORMANCE*		
Net income	$194,530	$139,657
Diluted earnings	$3.82	$2.94
PERFORMANCE		
Net income	$169,235	$140,641
Return on average assets	1.11%	1.04%
Return on average tangible equity	14.14%	13.75%
Net interest margin	3.59%	3.23%
PER COMMON SHARE DATA		
Diluted earnings	$3.33	$2.97
Cash dividends	$1.42	$1.32
Dividend yield	3.42%	2.76%
Tangible book value per share	$26.54	$23.88

AT DECEMBER 31		
BALANCE SHEET DATA		
Total assets	$15,995,121	$13,786,666
Total loans	$11,598,114	$9,969,910
Allowance for loan losses	$138,000	$116,000
Deposits	$13,499,193	$11,546,761
Total shareholders' equity	$1,896,216	$1,526,141
ASSET QUALITY		
Net charge-offs to average loans	0.16%	0.18%
Nonperforming loans to total loans	0.45%	0.52%
Nonperforming assets to total assets	0.33%	0.38%
Allowance for loan losses to total loans	1.19%	1.16%
CAPITAL		
Common equity tier 1 capital ratio	12.07%	11.93%
Tier 1 capital ratio	12.07%	12.83%
Total risk-based capital ratio	14.24%	15.03%
Closing stock price	$41.52	$47.76
Market capitalization	$2,167,467	$2,254,010

*Operating Performance excludes acquisition expenses, acquisition-related provision for credit losses and securities gains and (losses), net of tax. A reconciliation of operating results with GAAP results and information regarding why these measures provide useful information about our results is included in Item 7 in the 2025 Form 10-K.



It starts here

Company Profile

- **NBT Bancorp Inc.** is a financial holding company incorporated in 1986 in the state of Delaware.
- The Company primarily operates through NBT Bank, N.A. and two financial services companies.
- **NBT Bank, N.A.** offers personal banking, commercial banking, and wealth management services through digital channels and 176 banking locations in New York, Pennsylvania, Vermont, Massachusetts, New Hampshire, Maine, and Connecticut.
- **EPIC Retirement Plan Services** is a national benefits administration firm based in Rochester, NY that offers a full suite of custom retirement plan solutions to over 400,000 plan participants nationwide.
- **NBT Insurance Agency** is a full-service agency based in Norwich, NY that offers insurance solutions for individuals, families, and businesses.



83RD LARGEST U.S. BANK HOLDING COMPANY

$16.00B TOTAL ASSETS

$11.60B TOTAL LOANS

$13.50B TOTAL DEPOSITS

28% NONINTEREST INCOME TO REVENUE*
*Excludes gains/losses on sale of securities

In 2025, NBT Bank introduced a new brand tagline: **It Starts Here**. This statement reflects our commitment to serving customers from the very start of their financial journeys. From meeting everyday financial needs to helping customers grow businesses and plan for what comes next— NBT is here to be a trusted partner for those seeking to initiate or accelerate their financial goals.

The tagline also aligns with how we advance the NBT organization and its future. Our growth, performance, and long-term success start with strong fundamentals, disciplined execution, thoughtful investment, and the dedication of our team members. As we build on our recent momentum and strive to make every day matter, *It Starts Here* conveys both our confidence in the opportunities before us and our optimism about NBT's ability to continue creating long-term value.

To Our Shareholders

Fellow Shareholders,

NBT's operating performance in 2025 reflects the strength and consistency of our successful community banking model, the value of our diversified revenue streams, and the disciplined execution of our long-term strategies. We operate with a strong capital position, a stable and granular deposit base, and a balanced loan portfolio, complemented by fee-based businesses that provide meaningful and growing contributions to revenue. Together, this foundation and the dedication of our team members delivered record results in 2025 as we expanded our footprint and invested in our future.

For the year, we reported operating net income of $194.5 million and operating earnings of $3.82 per diluted share. These results reflect the contributions from our merger with Evans Bancorp, Inc. in the second quarter, combined with productive balance sheet growth, improving net interest margin, and record performance across our fee-based businesses. Collectively, these drivers produced positive operating leverage and underscored the strength of our multi-faceted business model.

Building momentum through growth and integration.
Loan and deposit growth benefited from both organic activity across our footprint and the successful completion of the Evans merger.

In 2025, total loans increased 16.3% to $11.60 billion, while maintaining a balanced mix of 56% commercial loans and 44% consumer loans. Total deposits grew 16.9% to $13.50 billion, supported by a diverse and granular base of more than 613,000 accounts with an average balance of $22,014.

Our disciplined management of funding costs, combined with the improved mix of earning assets and the addition of the Evans balance sheet, resulted in a 36-basis-point improvement in net interest margin to 3.59% for the year.

Noninterest income remained a meaningful contributor to performance, with each of our nonbanking businesses delivering record results in both revenue and earnings generation in 2025. On a combined basis, revenues for EPIC Retirement Plan Services, NBT Insurance Agency, and the Wealth Management division of NBT Bank increased 8% over the prior year and, together, these businesses have achieved a three-year compound annual growth rate of 9%.

9.0%
3-YEAR COMPOUND ANNUAL GROWTH RATE



Total Loans

$11.60B

- Residential Mortgage 22%
- Indirect Auto 12%
- Home Equity 4%
- Commercial & Industrial 14%
- Residential Solar & Other Consumer 7%
- Owner Occupied Commercial Real Estate 9%
- Non-Owner Occupied Commercial Real Estate 32%

Total Deposits

$13.50B

- Time 11%
- Demand (Noninterest Bearing) 28%
- Money Market 31%
- Savings & Interest-Bearing Checking 30%



Fee Income Growth

	2022	2023	2024	2025
Total	$96.1	$97.7	$115.3	$124.4
Insurance Services	$14.7	$15.7	$17.0	$18.0
Wealth Management	$33.3	$34.8	$41.6	$44.8
Retirement Plan Administration	$48.1	$47.2	$56.6	$61.6

■ Retirement Plan Administration ■ Wealth Management ■ Insurance Services



NBT Bank President Joe Stagliano and NBT Bancorp President and CEO Scott Kingsley with leaders from across the organization at NBT's annual leadership conference.



$1.67B
LOANS ADDED

$1.86B
DEPOSITS ADDED

Expanding our footprint with purpose. The Evans merger was an important milestone in NBT's growth story and reflects a balance of strategic opportunity, thoughtful execution, and future momentum. Completed in May, the merger added 200 employees and 18 banking locations in Western New York, along with $1.67 billion in loans and $1.86 billion in deposits. This expansion established our presence in Upstate New York's largest markets[1] based on population—Buffalo and Rochester—and was integrated successfully, resulting in high customer retention and a strong foundation for growth. Following the merger, we welcomed David Nasca, former President and Chief Executive Officer of Evans, to our Board of Directors, adding valuable regional banking insight to our Board.

Beyond the integration of Evans, the NBT Bank footprint is expanding in a disciplined and targeted manner across our broader service area. Our branch network extends from Buffalo to Portland, Maine and from Burlington, Vermont south to Wilkes-Barre, Pennsylvania. In 2025, we expanded our footprint with new banking locations in Webster, New York, and South Burlington, Vermont, and began 2026 with the opening of a full-service retail office in Portland, Maine. These investments support our strategy to strengthen our connected network and deepen our presence in the markets we serve.

Positioned to grow—and built to scale. NBT does not pursue growth for growth's sake. Our approach is rooted in disciplined execution, strong relationships, and long-term perspective. We see meaningful opportunities to grow organically across our markets and lines of business, complemented by selective acquisitions of like-minded organizations that strengthen our footprint and capabilities. Recent expansions across Western

[1]Excludes the New York City MSA and select counties (Kings, Nassau, New York, Queens, Richmond, Suffolk, and Westchester counties)

New York, Connecticut, and the Hudson Valley reflect this balanced approach and position us well for future growth.

Equally important to our growth strategy is how we support it operationally. In 2025, we continued to evolve our processes to ensure they scale alongside our expanding footprint and growing customer base. We advanced digital and operational enhancements, strengthened our data infrastructure, and built greater alignment across teams to support consistent execution and informed decision making.

A key part of this evolution is our thoughtful and responsible use of artificial intelligence to enhance customer and employee experience, improve operational efficiency, and strengthen risk management. AI is not new to NBT; it builds on years of investment to streamline recurring work, improve data quality, and reinforce governance and controls. By embedding AI within our systems and pairing it with training and oversight, we are reducing workload and creating capacity for employees to focus on higher-value, relationship-based work—while keeping judgment, care, and human connection at the center of our culture.

Together, these efforts are helping us reduce friction, improve agility, and support scalable, sustainable growth—positioning NBT to deliver the consistent, high quality service we are known for as we expand across markets and lines of business.

Developing talent and advancing leadership. Our people are central to NBT's success, and investing in their development remains a priority as we grow. We support employees at every stage of their careers through ongoing coaching, training, and development opportunities. In 2025, more than 250 employees participated in leadership and professional development programs, reflecting our commitment to building talent, strengthening engagement, and preparing the next generation of leaders across our organization.



250+
Employees
PARTICIPATED IN CAREER DEVELOPMENT PROGRAMS

We also advanced our leadership structure to support NBT's growth and execution of our strategies. Al Testa was promoted to Executive Vice President and President of Commercial Banking and joined the Executive Management Team. In this role, Al provides leadership to our regional teams and the lines of business within our Commercial Banking organization, supporting our relationship-driven approach across our footprint. Sarah Halliday assumed the new role of Chief Commercial Innovation Officer, where she is focused on transforming commercial operations through data-driven insights, process optimization, and cross-functional alignment. In addition, Sarah is leading initiatives aimed at enhancing client experience, retention, and growth.

Thoughtful succession planning remains a critical focus for our organization. After more than a decade of executive leadership and service, Amy Wiles will step down from her role as Executive Vice President, Chief Credit Officer and Chief Risk Officer in June and continue as a strategic advisor through year-end. Amy has played a central role in strengthening our credit culture and advancing enterprise risk management, and we are deeply grateful for her contributions and leadership.

We are pleased to have experienced leaders ready to assume these critical roles. Tara Trafton will succeed Amy as Chief Credit Officer, and Joe Sergienko will assume the role of Chief Risk Officer. Their appointments reflect the depth of talent within our organization and reinforce our confidence in the continuity and strength of our Executive Management Team.

Creating enduring value. We believe the value of your investment in NBT is built on consistency, discipline, and purpose. Our long-term approach—grounded in strong fundamentals, prudent risk management, and thoughtful growth—has enabled us to navigate change while continuing to invest in our business, our people, and the communities we serve. That approach has supported thirteen consecutive years of annual dividend increases, underscoring our commitment to delivering consistent, long-term returns to shareholders. We

believe enduring value is reflected in the durability of our franchise and the trust we earn over time.

At NBT, results matter—for our customers as they pursue financial goals, for our employees as they build rewarding careers, and for our shareholders who place their confidence in our leadership and strategy. Sustained success comes from disciplined execution, sound decision making, and a clear understanding of what drives long-term performance.

We appreciate the continued support and confidence of our shareholders and the guidance of our Board of Directors. Most importantly, we thank our employees across our growing footprint. Their dedication, professionalism, and commitment to serving our customers and communities are at the heart of our success. As we look ahead, we remain committed to building on that momentum and continuing to make every day matter.

Sincerely,



13 Consecutive Years

ANNUAL DIVIDEND INCREASES



Scott A. Kingsley
President and
Chief Executive Officer



Martin A. Dietrich
Chairman of the Board

2026 Annual Meeting

Tuesday, May 19, 2026 | 11:00 a.m. ET
www.virtualshareholdermeeting.com/NBTB2026

Forward-Looking Statements

This letter contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and are subject to a number of risks and uncertainties. Such statements are not guarantees of future performance and actual results may differ materially from any forward-looking statements contained in this letter. For a discussion of the factors that might cause such differences, please refer to our filings with the Securities and Exchange Commission.

Leadership

Executive Management Team

Scott A. Kingsley
President and CEO

Joseph R. Stagliano
Senior Executive Vice President
and President of NBT Bank, N.A.

Annette L. Burns
Executive Vice President
and Chief Financial Officer

Sarah A. Halliday
Executive Vice President and
Chief Commercial Innovation Officer

Shauna M. Hyle
Executive Vice President,
Retail Community Banking

Ruth H. Mahoney
Executive Vice President and
President of Wealth Management

Cynthia A. Smaniotto
Executive Vice President and
Chief Human Resources Officer

M. Randolph Sparks
Executive Vice President,
General Counsel, Chief Ethics Officer
and Corporate Secretary

Alfred V. Testa
Executive Vice President and
President of Commercial Banking

Amy Wiles
Executive Vice President,
Chief Credit Officer and Chief Risk Officer

EPIC Retirement Plan Services
Manuel Marques, CPC, QPA, QKA, QPFC, AIF®
President

NBT Insurance Agency, LLC
Tucker H. Lounsbury, CIC
President

Board of Directors

Martin A. Dietrich
Chairman of the Board

John H. Watt, Jr.
Vice Chairman of the Board

Scott A. Kingsley
President and CEO

Matthew J. Salanger
Lead Director

Johanna R. Ames
J. David Brown
Richard J. Cantele, Jr.
Timothy E. Delaney
Heidi M. Hoeller
Andrew S. Kowalczyk lll, Esq.
David J. Nasca
V. Daniel Robinson ll

NBT Bank
Honorary Directors

Richard Chojnowski
Patricia T. Civil
James H. Douglas
Daryl R. Forsythe
Paul D. Horger, Esq.
Janet H. Ingraham
John C. Mitchell
Joseph A. Santangelo
Lowell A. Seifter, Esq.
Paul M. Solomon
Paul O. Stillman
Robert A. Wadsworth
Jack H. Webb

Additional information regarding our Executive Management Team and Board of Directors can be found in the proxy statement for our 2026 Annual Meeting of Stockholders.

Operating Committee

The following NBT leaders serve on the Operating Committee with the Executive Management Team and Regional Leadership.

Leonard P. Chinski
SVP and Chief Audit Officer

Jeffrey S. Delepine II
SVP and Senior Director of
Enterprise Risk Management

Kurt T. Edwards
SVP and Chief Consumer and Business
Banking Credit Officer

Kenneth J. Entenmann, CFA®
SVP, Chief Investment Officer
and Chief Economist

Amy S. Hurta
SVP and Senior Director of Operations

David Krupski
SVP and Managing Director of Enterprise
Credit Administration

Tucker H. Lounsbury, CIC
President, NBT Insurance Agency, LLC

Joseph M. Ondesko
SVP and Corporate Treasurer

Manuel S. Orta
SVP and Director of Financial Services,
Wealth Business Development

Karen A. Sastri
VP and Chief Inclusion and People Officer

Joseph P. Sergienko
SVP and Deputy Chief Risk Officer

Thomas M. Sutton
SVP and Director of Retail Banking

Tara F. Trafton
SVP and Chief Commercial Credit Officer

Regional Leadership

Central New York & Pennsylvania

David A. Kavney
President and CNY Regional President

David M. Manzelmann
Mohawk Valley Regional President

Matthew K. Colgan
Pennsylvania Regional Commercial
Banking Manager

Jennifer R. Telesky
Southern Tier Regional Commercial
Banking Manager

Eastern New York

Alfred V. Testa
President of Commercial Banking

Alan D. Alexander
Senior Commercial Regional Executive,
Capital Region

John M. Davies
Hudson Valley Regional President

Marc J. Monahan
North Country Regional Executive

Western Region of New York

Kenneth D. Pawlak
President and Buffalo Regional President

Timothy J. Brown
Rochester Regional President

Northern New England

Michael P. O'Reilly
President and Maine Regional President

Justin L. Jennings
New Hampshire Regional President

Daniel P. Werme
Vermont Regional President

Southern New England

Andreas A. Kapetanopoulos
President and Connecticut/Massachusetts
Regional President

Shareholder Information

Corporate Headquarters
NBT Bancorp Inc.
52 South Broad Street
Norwich, NY 13815
800.NBT.BANK

Independent Auditors
KPMG LLP
515 Broadway
Albany, NY 12207

Financial Reports and Releases
Copies of the Company's annual report to the Securities and Exchange Commission on Form 10-K, quarterly reports on Form 10-Q, and news releases may be obtained without charge by visiting our website at www.nbtbancorp.com or by writing to the attention of our Chief Financial Officer at the corporate headquarters address.

Investor Relations
Information regarding the Company, our dividend reinvestment and stock purchase plan, and direct deposit of dividends can be found on our website at www.nbtbancorp.com. Those seeking additional information may contact us by phone at 800.NBT.BANK (800.628.2265, Option 7) or by mail at the corporate headquarters address.

Stock Transfer and Registrar Agent
Equiniti Trust Company, LLC
P.O. Box 500
Newark, NJ 07101
800.NBT.BANK
(800.628.2265, Option 7)
www.equiniti.com
helpast@equiniti.com

NBTB
Nasdaq Global Select Market

Corporate Values

- Integrity
- Mutual Respect
- Positive Attitude
- Accountability
- Community Involvement
- Customer Focus
- Teamwork



NBT Headquarters
EPIC Retirement Plan Services
NBT Bank
NBT Bank and NBT Insurance Agency
MAINE
NEW HAMPSHIRE
VERMONT
MASSACHUSETTS
NEW YORK
PENNSYLVANIA
CONNECTICUT



www.nbtbancorp.com





